April 5, 2016

VIA EDGAR

Ms. Lauren Hamilton

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Review of Annual Reports and other Filings

Dear Mses. Hamilton and Miller:

On behalf of the Registrant, this letter is to respond to your comments made by telephone on March 3, 2016, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series (each, a “Fund”) relating to the fiscal years ended June 30, 2015 and September 30, 2015. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and include a Tandy representation in the response.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: The Staff noted that Janus Preservation Series – Growth and Janus Preservation Series – Global were liquidated on December 11, 2015. The Staff asked the Registrant to update its EDGAR page to eliminate references to these Funds.

Response: The Registrant acknowledges the comment and intends to update its EDGAR page to eliminate references to these Funds.

3.	Staff Comment: The Staff noted that Item 4(d) of Form N-CSR requires the Registrant to describe the nature of the services comprising the fees captioned as “All Other Fees” and asked the Registrant to ensure that going forward the required disclosure is provided.

Response: The Registrant confirms that future Form N-CSR filings will address the comment.

4.	Staff Comment: The Staff noted that Item 12(a)(2) of Form N-CSR requires the Registrant to file a separate certification for each principal executive and principal officer of the Registrant and asked the Registrant to provide separate certifications moving forward.

Response: The Registrant confirms that future Form N-CSR filings will include separate certifications.

5.	Staff Comment: Referring to the annual report for INTECH Emerging Markets Managed Volatility Fund (“EMMV Fund”) for the period ended June 30, 2015, the Staff noted that the Management’s Discussion of Fund Performance states that Class I Shares returned 5.90% from the Fund’s date of inception through June 30, 2015, whereas the Financial Highlights state that Class I Shares returned 5.00% for the same period. The Staff asked the Registrant to explain the reasons for this difference.

Response: The Registrant notes that the total return reported in the Management’s Discussion of Fund Performance represents the Fund’s performance based on the net asset values used to process shareholder transactions. The total return reported in the Financial Highlights includes adjustments in accordance with generally accepted accounting principles required at the period end for financial reporting purposes. For that reason, disclosure is included in the “Financial Highlights” section of Useful Information About Your Fund Report.

6.	Staff Comment: The Staff noted that the expense ratios included in the Financial Highlights in a Fund’s annual and semi-annual reports are more current than the expense ratios reported in the Performance section of such reports. The Staff asked the Registrant to consider adding a cross-reference in the Performance section of the annual and semi-annual reports to refer shareholders to the more current expense ratios in the Financial Highlights.

Response: The Registrant acknowledges the comment and will consider such disclosure in future annual and semi-annual reports.

7.	Staff Comment: The Staff noted that certain Funds are closed to new investors and asked the Registrant to consider updating the Notes to Financial Statements to make note of this.

Response: The Registrant acknowledges the comment and will include such information in future reports.

8.	Staff Comment: Referring to the annual report for EMMV Fund for the period ended June 30, 2015, the Staff noted that the Performance table reflects the Fund’s performance since its inception on December 17, 2014. In future annual reports, the Staff asked the Registrant to include pro-rated performance information for Funds with less than one year of operating history.

Response: The Registrant acknowledges the comment but believes that the presentation of information in the Performance table for EMMV Fund is consistent with Item 27(b)(7)(ii) of Form N-1A, which requires a Fund to “[p]rovide a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement [emphasis added].”

9.	Staff Comment: In the Expense Examples section of EMMV Fund’s annual report for the period ended June 30, 2015, the Staff noted that the ending account value for Class D Shares is incorrectly stated as $1,081.74 instead of $1018.74.

Response: The Registrant acknowledges the comment.

10.	Staff Comment: The Staff asked the Registrant to ensure that the Funds’ financial statements comply with the requirements of FASB ASC 820-10-50-2(d).

Response: The Registrant notes that its current policy is to disclose the information required under ASC 820-10-50-2(d) when investments in Level 3 assets exceed a materiality threshold of 1.00% of the Fund’s net assets as of the reporting period end.

11.	Staff Comment: The Staff noted that the Form N-Q filed for EMMV Fund for the period ended September 30, 2015 indicates that the Fund’s investments in iShares India 50 ETF are classified as Level 2 investments, whereas the Fund’s annual report for the period ended June 30, 2015 classifies the Fund’s investments in iShares India 50 ETF as Level 1 investments. The Staff asked the Registrant to explain the variance in the valuation inputs for iShares India ETF.

Response: The Registrant acknowledges that the Fund’s investments in iShares India 50 ETF should have been classified as Level 1 investments as of September 30, 2015.

12.	Staff Comment: Referring to the annual report for Janus Balanced Fund for the period ended September 30, 2015, the Staff noted that all or a portion of the Fund’s investment in a bank loan position had not been settled or was not funded. The Staff asked the Registrant to confirm how the Fund manages any risks posed by investing in unsettled or unfunded bank loan positions.

Response: The Registrant notes that the Fund will segregate assets to cover the portion of a bank loan position that is unsettled or unfunded, thereby eliminating any risk associated with funding such portion of the position.

13.	Staff Comment: Referring to the annual report for Janus Contrarian Fund for the period ended September 30, 2015, the Staff noted the Fund’s investments in other investment companies, including exchange-traded funds, real estate investment trusts, Janus Cash Collateral Fund LLC, and Janus Cash Liquidity Fund LLC. The Staff asked the Registrant to confirm whether the Fund had incurred any acquired fund fees and expenses in connection with such investments.

Response: The Registrant notes that the Fund incurred acquired fund fees and expenses in connection with such investments; however the amounts were deemed immaterial for separate disclosure since they amounted to less than 0.01% of the Fund’s average annual net assets.

14.	Staff Comment: The Staff asked the Registrant to explain the meaning of the “Due to custodian” line item in the Statement of Assets and Liabilities for certain Funds.

Response: The Registrant notes that the line item “Due to custodian” represents an overdraft in a Fund.

15.	Staff Comment: Referring to Janus Global Unconstrained Bond Fund’s annual report for the period ended June 30, 2015, the Staff noted that the Statement of Changes in Net Assets included in the Fund’s financial statements discloses distributions constituting a return of capital to shareholders. The Staff asked the Registrant to confirm that such distributions are in compliance with Rule 19a-1 under the Investment Company of 1940, as amended (the “1940 Act”).

Response: The Registrant notes that it has elected to determine whether it is required to send a notice to its shareholders in accordance with Section 19(a) of the 1940 Act, on a tax basis. Such determination is made in connection with the completion of its tax returns for the applicable tax year and any tax return of capital in connection therewith is reflected in Form 1099-DIVs that are sent to shareholders.

Note that the Registrant provides disclosure of the sources from which dividend payments are made through the following methods of communication:

•	The following disclosure that is included in the Income Dividends, Capital Gains Distributions, and Tax Status section of the Registrant’s Statement of Additional Information:

A Fund that invests in foreign securities may utilize foreign currency contracts in an effort to limit foreign currency risk. The value of foreign currency contracts can vary widely from month-to-month, which may result in gains one month and losses the next month. If the Fund distributes such gains during a monthly distribution (if applicable) and subsequently realizes foreign currency losses due to exchange rate fluctuations, such distribution could constitute a return of capital to shareholders for federal income tax purposes [emphasis added].

•	Forms 1099-DIV are sent to individual shareholders no later than February 15 of each year. The mailing includes the correct tax character of prior-year distributions to these shareholders.

•	No later than 60 days after year-end, annual financial statements are transmitted to shareholders that, in accordance with U.S. GAAP, report a tax-basis return of capital. The financial statements report (i) the per share tax return of capital, (ii) additional disclosures of tax-basis balances and distributions, and (iii) the aggregate dollar amount of the tax return of capital.

•	Within 45 days of a Fund’s fiscal year end, the completed IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities), reporting the details of the return of capital, is posted to Janus Capital Management LLC’s (“Janus Capital”) website.

All of these actions serve to notify shareholders, as soon as information is available, of the proper character of a Fund’s previous distributions and how that may differ from what was expected at the time of those distributions.

16.	Staff Comment: Referring to the Notes to Financial Statements contained in EMMV Fund’s annual report for the period ended June 30, 2015, the Staff noted that the Fund may enter into an International Swaps and Derivatives Association, Inc. Master Agreement or similar agreement with its derivative contract counterparties. The Staff asked the Registrant to consider in future reports specifically describing instances when the Fund enters into such agreements.

Response: The Registrant acknowledges the comment and will consider including such information in future reports.

17.	Staff Comment: The Staff requested confirmation that the Funds were in compliance with ASC 210-20-55-10.

Response: The Registrant confirms the Funds’ compliance with ASC 210-20-55-10.

18.	Staff Comment: The Staff requested confirmation that the Funds were in compliance with ASC 210-20-55-14.

Response: The Registrant confirms the Funds’ compliance with ASC 210-20-55-14.

19.	Staff Comment: The Staff asked if the fair value adjustment described as a subsequent event and disclosed in the Notes to Financial Statements of EMMV Fund’s annual report for the period ended June 30, 2015 was made as a result of the Fund’s audit and if any shareholder transactions were reprocessed as a result of the fair value adjustment.

Response: The Registrant notes that the fair value adjustment was proposed by management and made in accordance with generally accepted accounting principles required at the period end for financial reporting purposes. No shareholder transactions were reprocessed as a result of the fair value adjustment.

20.	Staff Comment: Referring to EMMV Fund’s annual report for the period ended June 30, 2015, the Staff noted that assets categorized as Level 3 in the hierarchy included equity securities fair valued utilizing a recent transaction price. The Staff asked how recent the transaction price was relative to the Fund’s fiscal year end of June 30, 2015.

Response: The Registrant notes that two securities make up the assets categorized as Level 3 in EMMV Fund’s annual report for the period ended June 30, 2015. One security halted trading on March 27, 2015, and the other halted trading on May 20, 2015. Both securities were categorized as Level 2 on the day that trading for each security was suspended. As each of the security’s trading halts continued, pursuant to the Registrant’s valuation procedures, the securities began to be categorized as Level 3 – one on April 15, 2015, the other on June 10, 2015.

21.	Staff Comment: The Staff asked the Registrant to consider including the exchange ratio when disclosing the details of future Fund mergers.

Response: The Registrant acknowledges the comment and will consider including such information in future reports.

22.	Staff Comment: The Staff asked the Registrant to consider disclosing whether the expense limitation agreements for certain Funds provide that Janus Capital may recoup Fund fees and expenses previously waived or reimbursed. In this regard, the Staff noted that the recoupment period should be limited to three years from a Fund’s commencement of operations.

Response: The Registrant confirms that its current practice is to disclose certain details of expense recoupment arrangements in the periods that Janus Capital may recoup Fund fees and expenses previously waived or reimbursed.

23.	Staff Comment: The Staff asked the Registrant to confirm whether the Funds executed trades pursuant to Rule 17a-7 under the 1940 Act, and asked the Registrant to consider disclosing the details of these transactions in future reports. See Rule 210.5-02.19 (b) of Regulation S-X.

Response: The Registrant acknowledges that certain Funds have executed trades pursuant to Rule 17a-7 under the 1940 Act. The Registrant began including details of these transactions in the semi-annual reports for the Funds for the period ended December 31, 2015.

24.	Staff Comment: In the Schedule of Investments for Funds investing in floating rate loans, the Staff asked the Registrant to consider providing further terms of each instrument, including the terms of the interest rate (e.g., the base rate and any applicable floors).

Response: The Registrant acknowledges the comment and will consider including such information in future reports.

25.	Staff Comment: For Janus Global Allocation Fund – Conservative, Janus Global Allocation Fund – Moderate, and Janus Global Allocation Fund – Growth (the “Fund of Funds”), the Staff asked the Registrant to consider disclosing in the Notes to Financial Statements where a reader may be able to obtain shareholder reports of the underlying funds in which the Fund of Funds invest.

Response: The Registrant acknowledges the comment and will consider including such information in future reports.

26.	Staff Comment: Referring to Janus Adaptive Global Allocation Fund’s annual report for the period ended June 30, 2015, the Staff asked the Registrant to explain the accounting treatment for initial offering and organizational costs.

Response: The Registrant has historically charged offering and organizational costs to expense as they have been incurred. The Registrant is considering updating its procedures such that going forward, offering costs will be accounted for as a deferred charge until operations begin and thereafter be amortized to expense over 12 months on a straight-line basis.

27.	Staff Comment: Referring to the summary prospectus dated October 28, 2015 for EMMV Fund, the Staff asked the Registrant to explain how the Maximum Deferred Sales Charge is calculated for Class C Shares.

Response: The Registrant notes that unless a contingent deferred sales charge (“CDSC”) waiver applies, a 1.00% CDSC will be deducted with respect to Class C Shares redeemed within 12 months of purchase. The CDSC will be based on the lower of the original purchase price or the value of the redemption.

28.	Staff Comment: Referring to the Registrant’s amended Form N-Q filed on September 10, 2015, the Staff asked the Registrant to explain the reason for the amended filing. In addition, the Staff asked the Registrant to consider (i) including an explanatory paragraph with future amended filings and (ii) updating the certifications required by Rule 30a-2(a) under the 1940 Act in future amended filings with a more recent date compared to the original filing.

Response: The Registrant notes that a schedule of futures contracts held by Janus Contrarian Fund as of June 30, 2015 was inadvertently omitted from the Registrant’s initial Form N-Q filed on August 28, 2015. The Registrant will consider including an explanatory paragraph with future amended filings and will consider updating the certifications required by Rule 30a-2(a) under the 1940 Act in future amended filings with a more recent date compared to the original filing

*        *        *

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the Funds’ filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Securities and Exchange Commission or any other person from taking any action with respect to the Funds’ filings.

If you have any concerns regarding the above responses, please call me at 303-336-7494. Thank you for your assistance in this matter.

Respectfully,

/s/ Brian Szilagyi

cc:	Stephanie Grauerholz

Donna Brungardt

Mary Clarke-Pearson